

Mail Stop 6010

March 11, 2008

Ms. Pamela Boone
Chief Financial Officer
Synergetics USA, Inc.
3845 Corporate Centre Drive
O'Fallon, Missouri  63368

> **Re:     Synergetics USA, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2007**
> **File No.  001-10382**

Dear Ms. Boone:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Martin F. James
                       Senior Assistant Chief Accountant